EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Eldorado Gold Corporation (“Eldorado”) Suite 1188 – Bentall 5 550 Burrard Street Vancouver, BC V6C 2B5

ITEM 2.	Date of Material Change

February 24, 2012

ITEM 3.	News Release

Eldorado disseminated a press release via Marketwire on February 24, 2012 and filed the press release on SEDAR on February 24, 2012.

ITEM 4.	Summary of Material Change

Eldorado announced that it had completed the previously announced plan of arrangement (“Arrangement”) whereby Eldorado acquired all the issued and outstanding securities of European Goldfields Limited (“European Goldfields”).

ITEM 5.	Full Description of Material Change

Eldorado announced that it had completed the previously announced Arrangement whereby Eldorado acquired all the issued and outstanding securities of European Goldfields.

Under the terms of the Arrangement former European Goldfields shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each European Goldfields share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.

European Goldfields’ shares are expected to be cancelled and delisted from AIM on February 27, 2012. Subject to TSX confirmation, European Goldfields’ shares are expected to be delisted from trading on the TSX as of the close of business on February 29, 2012.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

	Name:	Dawn Moss, Vice President, Administration and Corporate Secretary
	Telephone:	(604) 601-6655

ITEM 9.	Date of Report

February 27, 2012